EXHIBIT 12.1

CENTURY COMMUNITIES, INC.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2017, 2016, 2015, 2014 and 2013.

	Year Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013

Earnings	$117,806	$93,118	$70,767	$33,530	$19,679
Fixed charges	$46,469	$27,371	$20,693	$11,053	$1,183
Earnings to fixed charges	$2.54	$3.40	$3.42	$3.03	$16.63

Earnings (Loss):
Income before income taxes	$84,164	$73,149	$60,305	$30,959	$18,073
Add: fixed charges	46,469	27,371	20,693	11,053	1,183
Less: capitalized interest	(45,725)	(26,904)	(20,313)	(10,848)	(1,098)
Add: amortization of previously capitalized interest	32,898	19,502	10,082	2,366	1,521
Total earnings	$117,806	$93,118	$70,767	$33,530	$19,679

Fixed Charges:
Interest expense (1)	$(3)	$5	$10	$26	$—
Interest component of rent expense	747	462	370	179	85
Capitalized interest	45,725	26,904	20,313	10,848	1,098
Total fixed charges	$46,469	$27,371	$20,693	$11,053	$1,183

(1) Excludes capitalized interest